Exhibit 99.1

ObsEva Provides Update Related to COVID-19 Pandemic

•	Patient safety remains the top priority

•	PRIMROSE 1 and PRIMROSE 2 trial results expected to be announced in Q2:20, as planned

•	PROLONG trial results expected to be announced in 2H:20, as planned

•	New patient screening and randomization in EDELWEISS 2 and EDELWEISS 3 trials on voluntary hold due to COVID-19 impact

•	Current cash runway expected to fund operating expenses into 3Q:21

GENEVA, Switzerland and BOSTON, MA (March 23, 2020) – ObsEva SA (NASDAQ: OBSV) (SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today provided an update regarding the impact of the COVID-19 pandemic on its clinical development programs.

"Our top priority is the safety of all the women who are participating in our clinical trials, as well as the health and safety of our employees and the healthcare professionals and external partners conducting our trials,” said Ernest Loumaye, MD, PhD, CEO and Co-Founder of ObsEva. "Today we are instituting new measures to support these priorities as we all work together to safely manage through the COVID-19 pandemic.”

ObsEva is working diligently with clinical sites, following regulatory, ethics committee, and health agency guidance related to the COVID-19 pandemic, to ensure the safety of employees and women participating in its clinical trials.  Accordingly, the Company has assessed its ongoing clinical trials and evaluated potential approaches to enhance safety measures. Immediate action has been taken, including the implementation of a recommendation to conduct remote patient visits.

At present, PRIMROSE 1 and PRIMROSE 2 trial results remain on track to be announced in the second quarter of this year, as previously planned. PRIMROSE 1 and PRIMROSE 2 are Phase 3 clinical trials of linzagolix for the treatment of heavy menstrual bleeding due to uterine fibroids. Both trials have completed the enrollment of approximately 500 women.  In addition, the company continues to expect PROLONG trial results will be reported in the second half of 2020, as previously planned.  PROLONG is the Phase 2a trial of OBE022 for the treatment of preterm labor at weeks 24-34 of gestation.

EDELWEISS 2 and 3 are ObsEva’s ongoing Phase 3 trials of linzagolix for the treatment of pain associated with endometriosis. In view of the expected logistical challenges with initial screening and uncertainty about continuity of treatment for randomized patients because of the COVID-19 pandemic, ObsEva has decided to place a voluntary hold on further screening and randomization of patients into these two trials until further notice. Clinical trial sites will be managing all randomized patients currently on treatment to proceed with enhanced safety measures and the trial protocol whenever feasible.

ObsEva remains ready and committed to resume patient screening and randomization as the situation permits. Given the dynamic nature of the COVID-19 pandemic, ObsEva will continue to monitor its operations on a daily basis and will assess the need for further actions as appropriate.

ObsEva has also assessed the impact of COVID-19 on its financial position.  ObsEva is continuing to manage its expenses, including through a recent reduction in staff and employee benefits and delayed spending on EDELWEISS 2 and EDELWEISS 3.  As of December 31, 2019, ObsEva had $69.4 million of cash and cash equivalents.  With existing cash and cash equivalents together with amounts available to ObsEva to borrow under its credit facility and the aforementioned expense reductions, the Company expects to fund its operating expenses into the third quarter of 2021.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving IVF outcomes. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe", "expect", "may", "plan", "potential", "will", and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, the timing of enrollment in and data from clinical trials, the impact of the COVID-19 pandemic on ObsEva’s operations, financial position and the development of its product candidates and ObsEva’s cash runway, the effects of the voluntary hold on the EDELWEISS 2 and 3 trials on ObsEva’s cash expenditures and the availability of financing under its credit facility. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, the effects of the COVID-19 pandemic and the extent to which the voluntary hold on EDELWEISS 2 and 3 and reductions in force will extend the Company’s cash runway, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2019, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

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